Confirms Distribution of Meeting Materials to Shareholders

January 3, 2013: Caledonia Mining Corporation (“Caledonia” or the “Company”) confirms that a Notice of Special Meeting of Shareholders, a Proxy and Information Circular and a Proxy form (collectively, the “Meeting Materials”) have been distributed by post to Caledonia’s shareholders of record registered as at December 20th, 2012.  The Meeting Materials relate to the proposed reduction of Stated Capital of Caledonia’s common shares and the proposal that the issued and outstanding common shares in the capital of the Company be consolidated on the basis of one (1) post-consolidation common share for every ten (10) common shares currently issued and outstanding.  Shareholder approval is required for both of these actions.

Registered shareholders can expect to receive the Meeting Materials in the post.  In accordance with the requirements set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.  Non-Registered Shareholders should contact the registered shareholder through whom they hold their Caledonia shares to arrange for delivery of the Meeting Materials to them and/or to direct the voting of the Caledonia shares which they beneficially own.

The Meeting Materials are also available on Caledonia’s website and on SEDAR from which they can be downloaded.  Please note that proxy forms will only be accepted from registered shareholders.

The proposed dates for the subsequent payment of the proposed initial dividend (if the resolution for the reduction in Stated Capital is passed) are set out below.

January 24th 2013	Special Meeting
January 25th 2013	Caledonia Board to declare dividend
February 8th 2013	Proposed dividend record date
February 22nd 2013	Proposed dividend payment date

The Toronto Stock Exchange will determine on a date closer to the meeting date when Caledonia’s shares will commence trading “ex dividend”.  That date will be publicly announced.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management’s Discussion and Analysis may be found at www.caledoniamining.com or at www.sedar.com.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Terry Garrett /Beth Harris/Graham Herring Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com